August 8, 2018

VIA EDGAR

Perry J. Hindin

Special Counsel

Office of Mergers and Acquisitions

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Re:	Nevsun Resources Ltd.

Schedule 14D-1F

Filed July 26, 2018 by Lundin Mining Corporation

File No. 5-85195

Dear Mr. Hindin:

On behalf of our client, Lundin Mining Corporation (the “Bidder”), we hereby acknowledge receipt of the comment letter, dated August 6, 2018 (the “Comment Letter”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above captioned Schedule 14D-1F (the “Schedule 14D-1F”) relating to the Bidder’s offer (the “Offer”) to acquire all of the issued and outstanding common shares (the “Nevsun Shares”) of Nevsun Resources Ltd. (“Nevsun”), other than Nevsun Shares owned by the Bidder.

On behalf of the Bidder, we submit this letter in response to the Comment Letter based on information and instructions received from officers of the Bidder. For ease of reference, we have reproduced the text of the Staff’s comments in italics below, followed by the Bidder’s responses.

Perry J. Hindin, Special Counsel

Office of Mergers and Acquisitions

August 8, 2018

Schedule 14D-1F

I.     Eligibility Requirements

1.	Comment: Please explain the basis for Lundin Mining’s conclusion that U.S. holders held less than 40% of the outstanding securities of Nevsun Resources. See Instruction 3 to I.A. of Schedule 14D-1F.

Response: The Bidder has relied on the presumption contained in Instruction 3 to I.A. of Schedule 14D-1F to conclude that U.S. holders held less than 40% of the outstanding Nevsun Shares based on the following: (a) the aggregate trading volume of Nevsun Shares on national securities exchanges in the United States and on NASDAQ did not exceed the aggregate trading volume of Nevsun Shares on securities exchanges in Canada over the 12 calendar month period prior to commencement of the Offer (based on volume figures published by such exchanges and NASDAQ); (b) the most recent annual report or annual information form filed or submitted by Nevsun with securities regulators of British Columbia and with the Commission does not indicate that U.S. holders hold 40% or more of the Nevsun Shares; and (c) the Bidder does not have actual knowledge that the level of U.S. ownership equals or exceeds 40% of the Nevsun Shares.

III.     Compliance with the Exchange Act

2.

Comment: Please advise us whether the bidder has been granted any waivers or exemptions from certain Canadian laws that would impair the ability of the bidder to make the offer in compliance with Rule 14d-1(b) unless the bidder complied with corresponding U.S. tender offer rules.

Response: The Bidder confirms that it has not been granted any waivers or exemptions from Canadian laws in connection with the Offer that would impair the ability of the Bidder to make the Offer in compliance with Rule 14d-1(b) unless the Bidder complied with corresponding U.S. tender offer rules.

Perry J. Hindin, Special Counsel

Office of Mergers and Acquisitions

August 8, 2018

If you have any questions concerning the foregoing, please contact the undersigned at (416) 504-0525 or Stephen C. Centa at (416) 504-0527.

Sincerely,

/s/ Adam M. Givertz
Adam M. Givertz

cc:	Nicholas J. Hayduk

Lundin Mining Corporation

Mark Bennett

Cassels Brock & Blackwell LLP

Stephen C. Centa

Paul, Weiss, Rifkind, Wharton & Garrison LLP